BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

Pedro Faria is appointed as BRF’s Global CEO, effective in January 2015

BRF’s Board of Directors approved this Thursday (09.25.2014) Pedro Faria’s appointment as the company’s Global CEO. Mr. Claudio Eugenio Stiller Galeazzi remains in the position until 12.31.2014; Pedro Faria will take office on 01.02.2015.

Pedro Faria graduated in Business Management from Fundação Getulio Vargas (FGV) in São Paulo and earned his MBA from the University of Chicago. He is also a member of the global advisory board of the Chicago Booth School of Business. Faria joined Tarpon in June 2003 and was responsible for starting the company's private equity area. At Tarpon, he served as CEO from December 2012 to August 2013, having occupied other important positions such as: member of the Board of Directors, managing partner and member of the investment committee, and director of Investor Relations.

He was a member of BRF´s Board of Directors for three years and, in November 2013, became the CEO of BRF´s International Operations. Faria was responsible for the decision of prioritizing markets and products with higher profitability, reducing volatility and strengthening BRF´s brands abroad. He remains in the position (International CEO) until the end of 2014.

São Paulo, September 25, 2014.

Augusto Ribeiro Junior Chief Financial and Investor Relations Officer